UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

Director Resignations

The Board of Directors (the “Board”) of Nam Tai Property Inc., a company incorporated under the laws of the British Virgin Islands (the “Company”) is providing an update regarding the resignations of Leung Lin Cheong (Louis Leung), Mark Waslen, Cindy Chen Delano, and Zhou Chongqing from the Company’s Board and all committees thereof. Mr. Leung’s resignation became effective on December 1, 2022. The resignations of Messrs. Waslen and Zhou and Ms. Delano became effective on December 12, 2022. There were no disagreements between Messrs. Leung, Waslen and Zhou and Ms. Delano, on the one hand, and the Company or the Board, on the other, on any matter relating to the Company’s operations, policies or practices or any other matter.

Second Amendment to the Rights Agreement

On December 12, 2022, the Board approved the second amendment (the “Second Amendment”) to the Rights Agreement, dated as of December 13, 2021, between the Company and Computershare Trust Company, N.A., as Rights Agent, as amended by the Amendment to Rights Agreement, dated as of January 12, 2022 (as amended, the “Rights Agreement”). The Company amended the Rights Agreement to (i) amend the definition of “Acquiring Person,” to provide, among other things, that such term shall mean any person who is or becomes the beneficial owner of more than 10% of the issued Shares (as defined in the Rights Agreement), subject to the terms, conditions and qualifications as provided in the Second Amendment, (ii) amend the definition of “Expiration Time” to provide that the Rights and the Rights Agreement shall expire at the earliest of, among other things, the close of business on December 13, 2023, (iii) amend Section 5.1(c) of the Rights Agreement to provide that “Eligible Shareholders” (as defined in the Second Amendment) shall beneficially own, continuously for at least three years, at least 30% of the Shares of the Company then issued (other than Shares held by the offeror or its affiliates and associates) and (iv) certain additional amendments, including conforming changes.

Pursuant to the terms of the Rights Agreement, an “Acquiring Person” does not include, among other things, any person or group that, as of the first public announcement of the adoption of the Second Amendment, beneficially owns more than 10% of the issued Shares for so long as such person or group (i) has disclosed the full extent of such beneficial ownership on Schedule 13D and continues to beneficially own more than 10% of the issued Shares, until such time thereafter as such person or group beneficially owns one or more additional Shares, or (ii) did not file an initial statement on or amendment to Schedule 13D and thereafter promptly divests (or promptly enters into an agreement with, and satisfactory to, the Board) either (x) the number of Shares acquired since the last filing by such person or group and prior to the public announcement of the adoption of the Second Amendment or (y) the number of Shares which results in beneficial ownership of more than 10% of the issued Shares as determined by the Board, in its sole discretion, which determination may exempt such person or group from the requirement to divest Shares and may require compliance with certain limitations or conditions, as required by the Board in making such determination.

The Second Amendment is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Second Amendment is qualified in its entirety by reference to the Second Amendment.

Exhibits

Exhibit No.	Description

4.1	Second Amendment to Rights Agreement, dated as of December 13, 2022, between Nam Tai Property Inc. and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 6-K, filed on December 13, 2022).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2022

NAM TAI PROPERTY INC.

By:	/s/ Yu Chunhua
Name:	Yu Chunhua
Title:	Interim Chief Executive Officer